UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Index

1.	Summary of 2024 Business Report

-	For the Audit Reports of Woori Financial Group for Fiscal Year 2024, please refer to the exhibits to the Form 6-K furnished to the U.S. Securities and Exchange Commission on March 5, 2025.

Summary of 2024 Business Report

Except where indicated otherwise, financial information contained in this document (including the attached financial statements) has been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“Korean IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “Woori Financial Group,” “we,” “us” or the “Company” are to Woori Financial Group Inc. and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

I.	Introduction of the Company

1.	Overview of the Company

a.	History (Recent 5 years)

October 26, 2020	Entered into a share purchase agreement to acquire Aju Capital Co., Ltd.

December 10, 2020	Integrated Woori Financial Capital Co., Ltd., (formerly known as Aju Capital Co., Ltd.) as a first-tier subsidiary of the Company

Integrated Woori Savings Bank (formerly known as Aju Savings Bank) as a second-tier subsidiary of the Company

January 15, 2021	Joined the Carbon Disclosure Project (CDP), announced support for the Task force on Climate related Financial Disclosure (TCFD) and established the ESG management principles of Woori Financial Group

March 5, 2021	Established the Board ESG Management Committee

March 12, 2021	Integrated Woori Savings Bank as a first-tier subsidiary of the Company

April 9, 2021	After-hours trading of a 2% stake in Woori Financial Group held by the Korea Deposit Insurance Corporation

April 15, 2021	Purchased additional equity shares of Woori Financial Capital Co., Ltd., increasing the Company’s equity ownership by 12.9%

May 13, 2021	Participated in the capital increase of Woori Savings Bank (KRW 100 billion)

May 24, 2021	Purchased 3.6% of Woori Financial Capital Co., Ltd. in treasury shares

June 4, 2021	Entered into a stock exchange agreement to acquire the remaining shares of Woori Financial Capital Co., Ltd.

August 10, 2021	Integrated Woori Financial Capital Co., Ltd., as a wholly-owned subsidiary of the Company (Completion of stock exchange)

September 9, 2021	Announcement of contemplated sales of the remaining stake in Woori Financial Group held by the Korea Deposit Insurance Corporation

October 8, 2021	Joined the SBTi (Science Based Targets initiative) as part of the roadmap for achieving carbon neutrality

November 2, 2021	Obtained regulatory approval for using the IRB (Internal Rating Based) approach

November 9, 2021	Obtained ‘AA’ rating from MSCI ESG assessment (2 grades higher than the previous year), ‘A’ rating from KCGS(Korea Corporate Governance Service)(1 grade higher than the previous year)

November 17, 2021	Included newly in Asia Pacific Index of DJSI (Dow Jones Sustainability Indices)

December 9, 2021	Achieved practically full privatization through the decrease of the KDIC’S stake in us from 15.1% to 5.8%, changing the largest shareholder from the KDIC to the Employee Stock Ownership Association of Woori Financial Group

December 26, 2021	Launched the Group integrated car finance platform “Woori WON Car”

January 7, 2022	Officially launched the NPL investment company Woori Financial F&I Inc.

January 13, 2022	Joined the global environment initiative Taskforce on Nature-related Financial Disclosures (TNFD)

February 4, 2022	Recognized as an ‘Industry Mover’ in a sustainability assessment by S&P Global for 2022

February 10, 2022	Disposal by the Korea Deposit Insurance Corporation of a 2.2% stake in Woori Financial Group (reducing the KDIC’s stake in Woori Financial Group from 5.8% to 3.6%)

May 11, 2022	Became the first company in the world to join the launch of the ‘Business for Land (B4L) Initiative’ for the protection of sustainable forests and the recovery of land degradation

May 18, 2022	Disposal by the Korea Deposit Insurance Corporation of a 2.3% stake in Woori Financial Group (reducing the KDIC’s stake in Woori Financial Group from 3.6% to 1.3%)

June 19, 2022	Held the inaugural meeting of Woori Financial Future Foundation

August 22, 2022	Joined the ‘Partnership for Biodiversity Accounting Financials(PBAF)’ as the first Asian company

November 7, 2022	Held the global conference ‘Sustainable Finance for a Better World’

December 14, 2022	Signatory of Statement from the Financial Sector at the Conference of the Parties to the ‘UN Convention on Biological Diversity(UN CBD)’

December 29, 2022	Received ‘AA’ rating from MSCI ESG Research for 2 consecutive years

January 16, 2023	Completed the establishment of the ‘WON Synergy’ system to create effective synergy within group companies

January 26, 2023	Became the first financial company in Korea to join the ‘Finance Leadership Group on Plastics’ hosted by ‘UN Environment Programme Finance Initiative (UNEP FI)’

February 27, 2023	Entered into a stock purchase agreement to acquire Daol Investment (52% ownership)

March 23, 2023	Daol Investment, re-named Woori Venture Partners, incorporated as a subsidiary into Woori Financial Holdings

March 24, 2023	Jong-Yong Yim appointed as the 9th chairman of Woori Financial Group (4th annual general meeting of shareholders of Woori Financial Group)

April 21, 2023	Resolved to repurchase and cancel treasury shares, a first-time since the transition to a holding company

June 01, 2023	Entered into a comprehensive stock exchange agreement with Woori Investment Bank and Woori Venture Partners

August 08, 2023	Woori Investment Bank and Woori Venture Partners to each become a wholly-owned subsidiary of Woori Financial Group

August 24, 2023	Group Carbon Emission Reduction Target validated by SBTi (Science Based Targets initiative)

October 05, 2023	Entered into a memorandum of understanding with the Korea Deposit Insurance Corporation to purchase its remaining stake in Woori Financial Group (1.2%)

December 22, 2023	A capital increase of KRW 500 billion conducted by Woori Investment Bank (to enhance competitiveness)

December 26, 2023	Obtained an ‘AAA’ rating from MSCI ESG assessment

December 26, 2023	Obtained an ‘AAA’ rating from MSCI ESG assessment

March 13, 2024	Resolved to acquire and cancel the remaining shares owned by the Korea Deposit Insurance Corporation

August 1, 2024	Established Woori Investment Securities Co., Ltd. as a new direct subsidiary

August 28, 2024	Entered into share purchase agreements to acquire Tongyang Life Insurance and ABL Life Insurance

September 24, 2024	Included in the ‘KRX Korea Value-up Index’

November 28, 2024	Launched the new universal banking mobile application NEW ‘Woori WON Banking’

December 17, 2024	Included in the Dow Jones Sustainability Indexes (DJSI) World Index

b.	Affiliated Companies

(1)	Overview of Business Group

1.	Name of business group: Woori Financial Group Inc.

(2)	Affiliated companies within the business group

As of December 31, 2024

Type	Name of Company
Listed company (3 companies)	Woori Financial Group
PT Bank Woori Saudara Indonesia 1906 Tbk
PT Woori Finance Indonesia Tbk
Unlisted company (34 companies)	Woori Bank
Woori Card
Woori Financial Capital
Woori Investment Securities
Woori Asset Trust
Woori Savings Bank
Woori Financial F&I Inc.
Woori Asset Management
Woori Venture Partners
Woori Private Equity Asset Management
Woori Credit Information
Woori Fund Services

Type	Name of Company
Woori FIS
Woori Finance Research Institute
Korea BTL Infrastructure Fund
Woori America Bank
Woori Bank China Limited
AO Woori Bank
Banco Woori Bank do Brazil S.A.
Woori Global Markets Asia Limited
Woori Bank Vietnam Limited
Wealth Development Bank
Woori Finance Myanmar Co., Ltd.
Woori Bank (Cambodia) PLC.
Woori Bank Europe Gmbh
Tutu Finance-WCI Myanmar Co., Ltd.
WFBS Financial Stability Private Equity Fund No.1
Woori Venture Partners US, Inc.
KTBN GI Private Equity Fund
Arden Woori Apparel 1st Private Equity Fund
Woori Dyno 1st Private Equity Fund
Green ESG Growth No.1 Private Equity Fund
Woori Corporate Turnaround No.1 Private Equity Fund
NH Woori Dino Co-Investment No.2 Private Equity Fund

Note 1)	Includes first-tier and second-tier subsidiaries under the Financial Holding Company Act

1)	Including group company shares 34.80%
2)	Including group company shares 36.36%

2.	Capital Structure (Changes in Capital)

(units: Won, shares)

Date	Item	Type
		Common Shares	Preferred Shares	Others
December 31, 2024	Number of issued shares	742,591,501	—	—
	Par Value	5,000	—	—
	Capital Stock	3,802,676,300,000	—	—
December 31, 2023	Number of issued shares	751,949,461	—	—
	Par Value	5,000	—	—
	Capital Stock	3,802,676,300,000	—	—
December 31, 2022	Number of issued shares	728,060,549	—	—
	Par Value	5,000	—	—
	Capital Stock	3,640,302,745,000	—	—
December 31, 2021	Number of issued shares	728,060,549	—	—
	Par Value	5,000	—	—
	Capital Stock	3,640,302,745,000	—	—
December 31, 2020	Number of issued shares	722,267,683
	Par Value	5,000
	Capital Stock	3,611,338,415,000

Note 1)	Our common shares of 680,164,306 were issued in January 2019 upon our establishment and the number of our common shares increased by 42,103,377 as a result of a comprehensive stock exchange that took place between Woori Financial Group and Woori Card in September 2019.
Note 2)	The number of our common shares increased by 5,792,866 on August 10, 2021 due to a comprehensive stock exchange to integrate Woori Financial Capital as a wholly-owned subsidiary.
Note 3)	The number of our common shares increased by 32,474,711 as a result of a comprehensive stock exchange that took place on August 8, 2023 to convert Woori Investment Bank and Woori Venture Partners as our wholly-owned subsidiaries.
Note 4)	On October 30, 2023, the number of our common shares was reduced by 8,585,799 due to the cancellation of our treasury shares acquired through a trust agreement.
Note 5)	On March 22, 2024, the number of our common shares was reduced by 9,357,960 due to the cancellation of all of the treasury shares acquired from the Korea Deposit Insurance Corporation.
Note 6)	As the treasury share cancellations in October 2023 and March 2024 were conducted within the limits of profits available for dividends, there was no reduction in paid-in capital. Accordingly, our paid-in capital as of December 31, 2023 and 2024 did not match the par value of the total number of issued shares.

As of December 31, 2024	(units: Won, shares)

Date	Category	Stock Decrease/Increase
		Type	Quantity	Par Value	Issue price	Note
January 11, 2019	—	Common	680,164,306	5,000	26,415	Establishment (comprehensive stock transfer)
September 10, 2019	—	Common	42,103,377	5,000	12,350	Comprehensive stock exchange Stock increase ratio: 6.19018%
August 10, 2021	—	Common	5,792,866	5,000	11,100	Comprehensive stock exchange Stock increase ratio: 0.80204%
August 8, 2023	—	Common	32,474,711	5,000	11,520	Comprehensive stock exchange Stock increase ratio: 4.46044%
October 30, 2023	—	Common	(8,585,799)	5,000	—	Cancellation of treasury shares
March 22, 2024	—	Common	(9,357,960)	5,000	—	Cancellation of treasury shares

Note 1)	Due to Woori Financial Group’s establishment through a comprehensive stock transfer, the issue price was calculated by dividing the total equity from its financial statements at the time of establishment (KRW 17,966,458,911,689) by the total number of issued shares (680,164,306).
Note 2)	Our capital changed in September 2019 and August 2021 due to a comprehensive stock exchanges. The issue prices were based on the closing stock price on the comprehensive stock exchange date.
Note 3)	On October 30, 2023, we canceled our treasury shares (8,585,799 common shares) acquired through a trust agreement. This share cancellation falls under the provision of Article 343, Paragraph 1 of the Commercial Code, and as it involves the cancellation of treasury shares acquired within the limits of distributable profits, the paid-in capital remains unchanged despite the decrease in the number of the total issued shares (common shares).
Note 4)	On March 22, 2024, we canceled the 9,357,960 shares we acquired as treasury shares from the Korea Deposit Insurance Corporation. This share cancellation falls under the provision of Article 343, Paragraph 1 of the Commercial Code, and as it involves the cancellation of treasury shares acquired within the limits of distributable profits, the paid-in capital remains unchanged despite the decrease in the number of the total issued shares (common shares).

3.	Total Number of Authorized Shares

As of December 31, 2024	(unit: shares)

Items	Type		Notes
	Common Shares	Total
Number of authorized shares	4,000,000,000	4,000,000,000	—
Number of issued shares	760,535,260	760,535,260	—
Number of decreased shares	17,943,759	17,943,759	Cancellation of Treasury Shares Note 1)
Number of treasury shares	53,945	53,945	Note 2)
Number of outstanding shares	742,537,556	742,537,556	—

Note 1)	Cancellation of treasury shares: 8,585,799 shares (October 2023), 9,357,960 shares (March 2024)
Note 2)	Acquired from the issuance of fractional shares (2,322 new fractional shares were added in August 2021 due to the comprehensive stock exchange between Woori Financial Group and Woori Financial Capital. 51,621 shares from comprehensive stock exchange between Woori Financial Group-Woori Investment Bank and Woori Financial Group-Woori Venture Partners, etc.)

II.	Business Overview

1.	Results of Operations

(unit: billions of Won)

Type	2024	2023	2022
Operating income	4,255	3,499	4,431
Non-operating income	(32)	18	55
Income from continuing operations before income tax	4,223	3,517	4,485
Income tax expense from continuing operations	1,051	891	1,161
Income from discontinued operations	—	—	—
Net income	3,171	2,627	3,324
Controlling Interest	3,086	2,506	3,142
Non-controlling Interest	85	121	182

Note 1)	Based on K-IFRS consolidated financial statements

2.	Funding Sources and Uses of Funds

a.	Sources of Funds

For the periods indicated other than as noted below	(units: millions of Won, %)

Classification	Funding Source	2024			2023			2022
		Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion

Source	Deposits	351,584,810	2.88	69.89	324,824,465	2.83	68.98	313,019,768	1.45	68.21
	Borrowings	28,000,803	4.09	5.57	28,052,983	4.02	5.96	27,296,742	1.99	5.95
	Debentures	43,989,333	4.00	8.74	42,458,653	3.55	9.02	45,945,392	2.26	10.01
	Others	44,591,752	—	8.86	42,829,998	—	9.09	42,537,152	—	9.27
	Total Liabilities	468,166,698	—	93.06	438,166,099	—	93.05	428,799,054	—	93.44

Total Equity		34,913,425	—	6.94	32,708,219	—	6.95	30,082,662	—	6.56

Total Liabilities & Equity		503,080,123	—	100.00	470,874,318	—	100.00	458,881,716	—	100.00

Note 1)	Average Balance : simple average of the starting balance for the fiscal year and the balance at the end of each quarter
Note 2)	Based on K-IFRS consolidated financial statements

b.	Use of Funds

For the periods indicated other than as noted below	(units: millions of Won, %)

Type	Managed Item	2024			2023			2022
		Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion
	Cash & Due from Banks	18,441,851	3.38	3.67	16,692,268	3.26	3.54	16,097,533	1.52	3.51
	Marketable securities	76,997,821	3.53	15.31	75,522,522	3.61	16.04	68,661,882	1.50	14.96
	Loans	360,802,414	4.93	71.72	334,205,508	5.08	70.98	326,710,683	3.73	71.20
	Loans in local currency	309,771,603	4.65	61.58	287,312,990	4.84	61.02	280,414,033	3.53	61.12
	Loans in foreign Currency	34,224,957	6.58	6.80	31,215,114	6.64	6.63	30,916,107	4.54	6.74
	Guarantee payments	11,571	1.96	0.00	14,567	2.28	0.00	21,260	2.67	0.00
	Credit card receivables	12,224,048	7.33	2.43	11,215,186	6.85	2.38	10,026,037	7.24	2.18
	Foreign bills bought	4,570,235	5.58	0.91	4,447,651	5.33	0.95	5,333,246	2.58	1.16
	Bad debt expense in local currency (-)	3,198,795	—	(0.65)	2,609,403	—	(0.55)	2,128,867	—	(0.46)
	Others	50,036,832	—	9.95	47,063,423	—	9.99	49,540,485	—	10.79

Total Assets		503,080,123	—	100.00	470,874,318	—	100.00	458,881,716	—	100.00

Note 1)	Average Balance : simple average of the starting balance for the fiscal year and the balance at the end of each quarter
Note 2)	Based on K-IFRS consolidated financial statements

3.	Other Information Necessary for Making Investment Decisions

a.	Capital Adequacy Ratios

Group BIS Capital Adequacy Ratios

As of the end of the period indicated	(units: billions of Won, % )

Type	2024	2023	2022
Equity capital (A)	36,928	34,756	31,404
Risk weighted assets (B)	235,100	219,792	205,307
BIS(Capital adequacy) ratio (A/B)	15.71	15.81	15.30

Note 1)	BIS (Bank for International Settlements) Capital Adequacy Ratios = Equity capital / Risk weighted assets * 100
Note 2)	Based on K-IFRS consolidated financial statements and Basel III standards
Note 3)	2024 figures are estimates only and are subject to change

Capital Adequacy Ratios for Significant Subsidiaries and Consolidated Companies

As of the end of the periods indicated	(units: hundreds of millions of Won, % )

Name of Company		Type	2024	2023	2022

Woori Bank Note 2)	BIS capital adequacy ratio Note 1)	Equity capital (A)	304,302	282,379	261,191
		Risk weighted assets (B)	1,920,087	1,760,737	1,674,322
		Capital adequacy ratio (A/B)	15.85	16.04	15.60
Woori Card Note 3)		Adjusted capital ratio	17.70	16.03	16.54
		Tangible common equity ratio	12.37	10.97	11.28
Woori Financial Capital Note 3)		Adjusted capital ratio	15.09	14.35	13.78
		Tangible common equity ratio	11.83	11.48	10.66
Woori Investment Securities Note 4)		Net capital ratio	2,098.64	—	—
		Debt-to-asset ratio	119.41	—	—
Woori Asset Trust Note 5)		Operating capital ratio	4,057.29	1,284.26	1,189.77
Woori Asset Management Note 3)		Minimum operating capital ratio	739.31	650.26	681.18
Woori Venture Partners Note 6)		Tangible common equity ratio	95.70	90.82	90.92
Woori Savings Bank Note 7)		BIS capital adequacy ratio Note 1)	16.37	13.21	18.06
Woori Private Equity Asset Management Note 3)		Minimum operating capital ratio	8,161.97	8,618.79	8,937.76

Note 1)	BIS (Bank for International Settlements) Capital Adequacy Ratio : Equity capital / Risk weighted assets * 100
Note 2)	Figures for Woori Bank are based on K-IFRS consolidated financial statements and Basel III standards. 2023 figures are estimates only and are subject to change
Note 3)

Figures for Woori Card, Woori Financial Capital, Woori Asset Management, Woori Private Equity Asset Management are based on the applicable standards for business reports submitted to the Financial Supervisory Service and our K-IFRS separate financial statements

Note 4)	Figures for Woori Investment Securities (established in August 2024) are calculated as follows:

-

Net capital ratio: (net operating capital – total risk amount)/required maintenance capital x 100 // based on the applicable standards for business reports submitted to the Financial Supervisory Service

-	Debt-to-asset ratio: (actual assets)/(actual liability) x 100 // based on K-IFRS separate financial statements

-	Woori Investment Bank maintained BIS capital adequacy ratios of 15.15% and 24.17% in 2022 and 2023, respectively (based on K-IFRS consolidated financial statements)

Note 5)	Woori Asset Trust’s operating capital ratio = (net operating capital – subordinated debt, etc.)/(total risk amount) x 100 // based on K-IFRS separate financial statements
Note 6)	Figures for Woori Venture Partners are based on K-IFRS consolidated financial statements
Note 7)	Figures for Woori Savings Bank are based on K-GAAP

b.	Liquidity Ratios

Won Liquidity Ratios

As of the end of the periods indicated	(units: millions of Won, % )

Type	2024			2023			2022
	Won Liquidity Assets	Won Liquidity Liabilities	Won Liquidity Ratio	Won Liquidity Assets	Won Liquidity Liabilities	Won Liquidity Ratio	Won Liquidity Assets	Won Liquidity Liabilities	Won Liquidity Ratio

Woori Financial Group Note 1)	353,835	10,905	3,244.7	111,895	8,155	1,372.1	316,876	7,656	4,138.9
Woori Card Note 2)	8,722,587	2,785,182	313.2	9,119,265	2,454,480	371.54	8,282,745	1,832,484	452.0
Woori Financial Capital Note 2)	1,850,758	1,317,695	140.5	1,919,083	1,245,067	154.1	2,468,298	1,205,067	204.8
Woori Investment Securities Note 2)	4,982,461	2,660,153	187.3	4,032,290	1,926,080	209.4	3,128,499	1,802,149	173.6
Woori Asset Trust Note 2)	258,758	9,311	2,779.2	171,860	18,555	926.2	232,036	32,755	708.4
Woori Savings Bank Note 2), Note3)	344,437	216,143	159.4	434,495	231,003	188.09	534,678	384,493	139.1
Woori Venture Partners Note 2)	136,198	6,877	1,980.4	103,367	7,210	1,433.6	109,432	10,707	1,022.1
Woori Private Equity Asset Management Note 2)	16,011	2,912	549.8	27,506	2,396	1,147.8	23,226	1,897	1,224.4

Note 1)	Based on current assets and liabilities within one month of maturity
Note 2)	Based on current assets and liabilities within 90 days of maturity Note 3) Based on K-GAAP

Foreign Currency (FC) Liquidity Ratios

As of the end of the periods indicated	(units: millions of Won, % )

Type	2024			2023			2022
	FC Liquidity Assets	FC Liquidity Liabilities	FC Liquidity Ratio	FC Liquidity Assets	FC Liquidity Liabilities	FC Liquidity Ratio	FC Liquidity Assets	FC Liquidity Liabilities	FC Liquidity Ratio

Woori Investment Securities Note 1)	2,581	2,146	120.24	9,450	7,362	128.36	65,102	63,365	102.74

Note 1)	Based on current assets and liabilities within three months of maturity

Liquidity Coverage Ratios

(unit: % )

Name of Company	Type	2024	2023	2022

Woori Bank	Liquidity coverage ratio Note 1)	104.79	101.26	102.40
	Foreign currency liquidity coverage ratio Note 2)	184.29	162.75	143.11
	Ratio of business purpose premises and equipment	9.95	10.20	11.04

Note 1)	LCR: Average of daily ratios during a quarter (same as the calculation method used for business disclosure)

-	2024 year-end regulatory ratio: 97.5%, 2023 year-end regulatory ratio: 95.0%, 2022 year-end regulatory ratio: 92.5%

Note 2)	Foreign currency LCR: ratio calculated based on averages of the amount of each category (same as the calculation method used for business disclosure)

-	Regulatory ratio after 2022: 80.0%

Note 3)	The applicable periods for LCR and foreign currency LCR are: 4Q2024, 4Q2023 and 4Q2022

c.	Profitability Ratios Note 1), Note 2)

(unit: %)

Type	2024		2023		2022

	ROA	ROE	ROA	ROE	ROA	ROE

Woori Financial Group
Including non-controlling interests	0.61	9.60	0.54	8.65	0.70	12.21
Excluding non-controlling interests	0.60	9.34	0.52	8.25	0.66	11.54

Note 1)	Total assets and total equity : simple average of the starting balance for the fiscal year and the ending balance of each quarter
Note 2)	Based on the applicable standards for business reports submitted to the Financial Supervisory Service.

d.	Asset Quality

Group Asset Quality

(units: billions of Won, % )

Type	2024	2023	2022

Total loans	390,066	365,780	343,821
Substandard and below loans	2,211	1,357	1,082
Substandard and below ratio	0.57	0.37	0.31
Non-performing loans (“NPL”)	1,786	1,299	997
NPL ratio	0.46	0.36	0.29
Substandard and below coverage ratio (A/B)	153.0	220.1	217.6
Loan loss reserve (A)	3,382	2,986	2,354
Substandard and below loans (B)	2,211	1,357	1,082

Note 1)	Based on the applicable standards for financial holding company business reports submitted to the Financial Supervisory Service

Asset Quality for Significant Subsidiaries and Consolidated Companies

(units: % )

Type	2024			2023			2022

	Substandard and below ratio	NPL ratio	Substandard and below coverage ratio	Substandard and below ratio	NPL ratio	Substandard and below coverage ratio	Substandard and below ratio	NPL ratio	Substandard and below coverage ratio
Woori Bank	0.23	0.19	247.44	0.18	0.17	320.84	0.19	0.16	263.43
Woori Card	1.07	—	105.46	0.97	—	104.92	0.80	—	104.92
Woori Financial Capital	1.91	—	134.18	2.37	—	113.21	1.22	—	198.56
Woori Investment Securities Note 3)	7.29	—	84.37	0.55	—	578.29	0.63	—	151.81
Woori Asset Trust	77.68	—	—	32.11	—	—	32.23	—	—
Woori Savings Bank Note 2)	9.82	—	77.43	3.53	—	101.66	3.22	—	97.54

Note 1)	Based on the applicable standards for business reports submitted to the Financial Supervisory Service
Note 2)	Based on K-GAAP
Note 3)	Numbers for 2023 and 2022 reflect those of Woori Investment Bank. Woori Investment Securities was established in August 2024, following the merger of Korea Foss Securities and Woori Investment Bank.

III.	Financial Information

1.	Condensed Financial Statements (Consolidated)

Summary Consolidated Statement of Financial Position

(The Company and its consolidated subsidiaries, as of the end of the periods indicated)	(unit: millions of Won)

Classification	2024	2023	2022
ASSETS
Cash and cash equivalents	27,281,123	30,556,618	34,219,148
Financial assets at fair value through profit or loss (“FVTPL”)	25,202,672	21,544,756	19,860,573
Financial assets at fair value through other comprehensive income	43,797,745	37,891,495	33,085,080
Securities at amortized cost	19,203,177	23,996,172	28,268,516
Loans and other financial assets at amortized cost	398,471,816	373,148,148	355,760,729
Investments in joint ventures and associates	1,748,810	1,795,370	1,305,636
Investment properties	450,788	472,768	387,707
Premises and equipment	3,370,585	3,176,759	3,142,930
Intangible assets and goodwill	1,091,402	996,842	849,114
Assets held for sale	73,989	20,345	13,772
Net defined benefit asset	146,109	240,260	319,280
Current tax assets	61,613	203,542	53,274
Deferred tax assets	72,937	93,366	109,299
Derivative assets (designated for hedging)	175,191	26,708	37,786
Other assets	4,605,363	3,841,787	3,061,552

Total assets	525,753,320	498,004,936	480,474,396

LIABILITIES
Financial liabilities at FVTPL	9,896,597	6,138,313	8,952,399
Deposits due to customers	366,821,156	357,784,297	342,105,209
Borrowings	30,117,031	30,986,746	28,429,603
Debentures	48,207,103	41,239,245	44,198,486
Provisions	611,428	806,031	545,865
Net defined benefit liability	5,424	6,939	35,202
Current tax liabilities	127,126	103,655	843,555
Deferred tax liabilities	858,822	470,311	31,799
Derivative liabilities (designated for hedging)	102,815	153,007	202,911
Other financial liabilities	32,314,051	26,115,005	22,811,868
Other liabilities	796,498	803,897	690,157

Total liabilities	489,858,051	464,607,446	448,847,054

EQUITY
Owners’ equity:	34,096,836	31,666,881	28,761,897
Capital stock	3,802,676	3,802,676	3,640,303
Hybrid securities	3,810,435	3,611,129	3,112,449
Capital surplus	934,100	935,563	682,385
Other equity	(1,400,885)	(1,668,957)	(2,423,392)
Retained earnings	26,950,510	24,986,470	23,750,152
Non-controlling interests	1,798,433	1,730,609	2,865,445

Total equity	35,895,269	33,397,490	31,627,342

Total liabilities and equity	525,753,320	498,004,936	480,474,396

Number of consolidated subsidiaries (excluding holding company)	188	179	167

Summary Consolidated Statement of Comprehensive Income

(The Company and its consolidated subsidiaries, for the periods indicated)	(unit: millions of Won, except per share amounts)

Classification	2024	2023	2022
Operating income	4,255,190	3,499,029	4,430,524
Net interest income	8,886,336	8,742,540	8,696,579
Net fees and commissions income	2,086,170	1,720,481	1,710,170
Dividend income	310,320	240,293	159,982
Net gain or loss on financial instruments at FVTPL	1,492,783	488,486	238,502
Net gain or loss on financial assets at FVTOCI	96,620	(37,641)	(21,498)
Net gain or loss arising on financial assets at amortized cost	286,885	203,942	74,204
Impairment losses due to credit loss	(1,716,295)	(1,894,916)	(885,272)
General and administrative expenses	(4,468,973)	(4,443,433)	(4,529,890)
Other net operating expenses	(2,718,656)	(1,520,723)	(1,012,253)
Non-operating income (expenses)	(32,343)	18,424	54,850
Net income before income tax expense	4,222,847	3,517,453	4,485,374
Income tax expense	(1,051,378)	(890,559)	(1,161,392)
Net income	3,171,469	2,626,894	3,323,982
Net income attributable to owners	3,085,995	2,506,296	3,141,680
Net income attributable to the non-controlling interests	85,474	120,598	182,302
Other comprehensive income (loss), net of tax	382,719	663,537	(239,819)
Items that will not be reclassified to profit or loss	(200,341)	122,334	216,767
Items that may be reclassified to profit or loss	583,060	541,203	(456,586)
Total comprehensive income	3,554,188	3,290,431	3,084,163
Comprehensive income attributable to the owners	3,454,620	3,164,464	2,909,053
Comprehensive income attributable to non-controlling interests	99,568	125,967	175,110
Net income per share:
Basic and diluted loss per share (in Korean Won)	3,950	3,230	4,191

2.	Condensed Financial Statements (Separate)

Summary Statement of Financial Position

(The Company, as of the end of the period indicated)	(unit: millions of Won)

Classification	2024	2023	2022
ASSETS
Cash and cash equivalents	1,185,912	289,507	313,361
Financial assets at fair value through profit or loss	—	—	689
Financial assets at fair value through other comprehensive income	553,518	539,709	312,771
Loans and other financial assets at amortized cost	204,431	1,104,815	2,041,877
Investments in subsidiaries	24,206,017	23,670,476	22,394,915
Premises and equipment	5,304	6,609	11,052
Intangible assets	3,308	4,052	4,859
Net defined benefit asset	1,378	3,941	5,947
Current tax assets	33,120	158,951	14,350
Deferred tax assets	4,379	7,478	13,433
Other assets	155,670	484	322

Total assets	26,353,037	25,786,022	25,113,576

LIABILITIES
Debentures	2,037,567	1,587,659	1,447,762
Provisions	1,252	1,227	487
Current tax liabilities	84,701	32,125	721,795
Other financial liabilities	76,382	163,621	46,039
Other liabilities	404	392	591

Total liabilities	2,200,306	1,785,024	2,216,674

EQUITY
Capital stock	3,802,676	3,802,676	3,640,303
Hybrid securities	3,810,225	3,610,953	3,112,273
Capital surplus	11,120,236	11,120,236	10,909,281
Other equity	(1,189)	(7,871)	(26,186)
Retained Earnings	5,420,783	5,475,004	5,261,231

Total equity	24,152,731	24,000,998	22,896,902

Total liabilities and equity	26,353,037	25,786,022	25,113,576

Summary Statement of Comprehensive Income

(The Company, for the period indicated)	(unit: millions of Won, except per share amounts)

Classification	2024	2023	2022
Operating income	1,123,301	1,424,670	1,185,627
Net interest income (expense)	2,128	27,495	(5,030)
Interest income	51,778	64,592	25,614
Interest expense	(49,650)	(37,097)	(30,644)
Net fees and commissions loss	(20,319)	(20,097)	(15,059)
Fees and commissions income	1,625	1,625	1,596
Fees and commissions expense	(21,944)	(21,722)	(16,655)
Dividend income	1,208,522	1,482,956	1,272,393
Net gain (loss) on financial instruments at FVTPL	—	2,023	1,018
Reversal (Provision) of impairment losses due to credit loss	608	(348)	(244)
General and administrative expenses	(67,638)	(67,359)	(67,451)
Non-operating expenses	(147)	(1,043)	(1,363)
Net income before income tax expense	1,123,154	1,423,627	1,184,264
Income tax benefit (expense)	178	881	(1,015)
Net income	1,123,332	1,424,508	1,183,249
Other comprehensive income (loss), net of tax	9,138	18,916	(22,312)
Items that will not be reclassified to profit or loss	9,138	18,916	(22,312)
Net gain (loss) on valuation of equity securities at FVTOCI	10,164	19,789	(24,676)
Remeasurement of the net defined benefit liability	(1,026)	(873)	2,364
Total comprehensive Income	1,132,470	1,443,424	1,160,937
Net Income per share:
Basic and diluted income per share (in Korean Won)	1,296	1,754	1,499

3.	Dividend Information

As a financial holding company, we distribute dividends to our shareholders using the dividends we receive from our subsidiaries. Our subsidiaries pay dividends to us within the limits of their distributable profits after deducting the necessary internal reserves required to maintain the adequate regulatory capital set by the financial authorities for each sector. As such, our dividend levels are determined based on a comprehensive analysis taking into consideration the current and future asset growth of our subsidiaries and us, as well as the surplus funds after maintaining the appropriate capital adequacy ratios, among others.

In February 2023, we announced our “Shareholder Return Policy and Group Capital Management Plan Based on the Total Shareholder Return (“TSR”) Ratio (including both dividends and treasury share buyback/cancellations)” through our investor relations disclosures. Furthermore, in our business report for the fiscal year 2023, we disclosed the modifications we made to our existing shareholder return policy, including an adjustment to the Common Equity Tier 1 (“CET1”) ratio target from 12% to 13%, taking into consideration the strengthened capital regulations, our enhanced loss absorption capacity, and the overall competitive landscape.

Accordingly, in 2023, for the first time since our establishment, we paid interim dividends (KRW 180 per share for the second and third quarters) and repurchased and canceled treasury shares worth KRW 100 billion. Additionally, we paid a year-end dividend of KRW 640 per share, achieving a TSR of approximately 33.8%. In 2024, we repurchased and canceled all remaining shares (9,357,960 shares) held by the Korea Deposit Insurance Corporation for approximately KRW 136.6 billion, initiated quarterly dividends beginning in the first quarter (KRW 180 per share for each of the first, second and third quarters), and declared a year-end dividend of KRW 660 per share, achieving a TSR of approximately 33.3%. Furthermore, on February 7, 2025, the Board of Directors resolved to acquire and cancel more treasury shares (planned acquisition amount: KRW 150 billion) as part of our continual efforts to enhance shareholder returns.

[TSR for the Past 5 Years]

2020	2021	2022	2023	2024
19.9%	25.3%	26.2%	33.8%	33.3%

On July 25, 2024, we became the first Korean bank holding company to announce a “Corporate Value Enhancement Plan,” in which we announced that we would strive to enhance corporate value by “enhancing shareholder return capabilities based on the CET1 ratio,” and presented a mid-to-long-term TSR target of 50%. Furthermore, through the February 7, 2025 disclosure relating to our “Corporate Value Enhancement Plan,” we released our review report for 2024 and our future plans for 2025. (For more details, please refer to our website (https://www.woorifg.com), the Financial Supervisory Service’s electronic disclosure website (https://dart.fss.or.kr), and the Korea Exchange’s electronic disclosure website (https://kind.krx.co.kr).)

A summary of the details of our shareholder return plans are as follows:

①	Simultaneously pursuing both cash dividends and treasury share buybacks/cancellations, and gradually increasing their amounts (continually increasing the DPS)

②	Dividing the CET1 ratio ranges into segments and increasing shareholder returns to enhance sustainability and predictability

Classification	Tier 1	Tier 2	Tier 3	Tier 4
CET1 Ratio	~ 11.5%	11.5% ~ 12.5%	12.5% ~ 13.0%	13.0% ~
Total Shareholder Return (TSR)	~ 30%	~ 35%	~ 40%	~ 50%

Note 1)	TSR and DPS may change based on shifts in the financial environment, regulatory guidance, and management objectives (such as one-time profits and losses through mergers and acquisitions)
Note 2)	CET1 ratio ranges are based on year-end figures

③

Maintaining a dividend payout ratio of approximately 30% and allocating any excess amounts to treasury share buybacks/cancellations if the TSR is below 40%, and increasing both the cash dividend payouts and treasury share buybacks/cancellations in a balanced manner if the TSR exceeds 40%.

Additionally, the “Corporate Value Enhancement Plan Review Report” announced in February 2025 includes the following corporate value enhancement strategies:

1. Striving to achieve a CET1 Ratio of 12.5% in 2025 despite challenging market conditions, including high levels of exchange rates

2. Reallocating part of the capital surplus to retained earnings and using such funds to implement non-taxable dividends, thereby effectively increasing tangible shareholder returns.

-

Our shareholders are expected to approve a transfer of KRW 3 trillion worth of capital surplus to retained earnings at the annual general meeting of shareholders in March 2025. We expect to use such amount to distribute tax-free dividends, beginning with the year-end dividends for fiscal year 2025 (expected to be distributed in April 2026).

3. Expanding treasury share buybacks/cancellations, with KRW 150 billion planned for 2025.

4. Determining the dividend amount before the record date to increase visibility for investors, starting from the first quarter of 2025.

We are committed to faithfully implementing the corporate value enhancement plans that we had previously announced, and will continue our efforts to enhance market predictability and shareholder value. If there are any changes to the shareholder return policy, we will actively communicate them with all stakeholders through notices and disclosures.

According to our Articles of Incorporation, the amount of our year-end dividends are determined through a meeting of the shareholders, while the amount of our quarterly dividends are determined through a resolution of the Board of Directors. We revised our Articles of Incorporation on March 24, 2023 to allow the record date for annual dividends to be set after the amount of such dividends has been determined, and we plan to further amend our Articles of Incorporation at the annual general meeting of shareholders to be held on March 26, 2025 to improve the dividend payment procedures for quarterly dividends also.

Information on the Year-end Dividend Record Dates for the Past 3 Years

Dividend Type	Date of Dividend Amount Determination Note 1)	Record Date	Remarks
Dividend for FY2022	February 8, 2023	December 31, 2022	Approved at the shareholder’s meeting on March 24, 2023
Dividend for FY2023	February 6, 2024	February 29, 2024	Approved at the shareholder’s meeting on March 22, 2024
Dividend for FY2024	February 7, 2025	February 28, 2025	Approved at the shareholder’s meeting on March 26, 2025

Note 1)	Date of the resolution of the Board of Directors

Items		2024	2023	2022

Par value per share (Won)		5,000	5,000	5,000
Net profit (Millions of Won)		3,085,995	2,506,296	3,141,680
Earnings per share (Won)		3,950	3,230	4,191
Total cash dividends (Millions of Won)		891,045	747,302	822,705
Total stock dividends (Millions of Won)		—	—	—
Cash dividend payout ratio (%)		28.87	29.82	26.19
Cash dividend yield (%)	Common Shares	6.9	6.7	8.8
	Preferred Shares	—	—	—
Stock dividend yield (%)	Common Shares	—	—	—
	Preferred Shares	—	—	—
Cash dividend per share (Won)	Common Shares	1,200	1,000	1,130
	Preferred Shares	—	—	—
Stock dividend per share (Share)	Common Shares	—	—	—
	Preferred Shares	—	—	—

Note 1)

The dividends for FY2024 include quarterly dividends of KRW 133,657 million (KRW 180 cash dividend per share) for the first quarter, KRW 133,657 million (KRW 180 cash dividend per share) for the second quarter, and KRW 133,657 million (KRW 180 cash dividend per share) for the third quarter

Note 2)

The dividends for FY2023 include interim dividends of KRW 130,748 million (KRW 180 cash dividend per share) for the second quarter, and KRW 135,341 million (KRW 180 cash dividend per share) for the third quarter

Note 3)	The dividends for FY2022 include the interim dividends of KRW 109,209 million (KRW 150 cash dividend per share)
Note 4)

The above cash dividend yield is calculated as the percentage of dividend per share to the arithmetic average price formed in the stock market during the past week, starting from two trading days before the record date. The percentage is rounded to the first decimal place.

IV.	INDEPENDENT AUDITOR’S OPINION

1.	Independent Auditor’s Opinion

	2024	2023	2022
Auditor	KPMG Samjong Accounting Corp.	KPMG Samjong Accounting Corp.	Samil PricewaterhouseCoopers
Auditor’s Opinion	Note 1)	Note 2)	Note 3)

Note 1)	In its audit report, KPMG Samjong Accounting Corp. has stated that the financial statements are presented fairly, in all material respects, in accordance with Korean IFRS.

Note 2)	In its audit report, KPMG Samjong Accounting Corp. has stated that the financial statements are presented fairly, in all material respects, in accordance with Korean IFRS.

Note 3)	In its audit report, Samil PricewaterhouseCoopers has stated that the financial statements are presented fairly, in all material respects, in accordance with Korean IFRS.

2.	Compensation to the Independent Auditor

a.	Audit Services

Term	Auditor	Description	Contractual		Actual
			Fee	Time	Fee	Time
2024	KPMG Samjong Accounting Corp.	1Q/1H/3Q Review Closing audit (including internal accounting management system)	KRW 1,037 million	9,930 hours	KRW 1,037 million	9,973 hours
2023	KPMG Samjong Accounting Corp.	1Q/1H/3Q Review Closing audit (including internal accounting management system)	KRW 964 million	9,380 hours	KRW 964 million	9,613 hours
2022	Samil PricewaterhouseCoopers	1Q/1H/3Q Review Closing audit (including internal accounting management system)	KRW 1,068 million	9,380 hours	KRW 1,068 million	8,714 hours

Note 1)	Fee excludes VAT

Note 2)	Time includes planning time up until the commencement of the applicable services

b.	Other Audit Services

Not Applicable

c.	Current Status of Audit Service Agreements with the Independent Auditor Relating to U.S. Listing

Term	Auditor	Description	Fee
2024	KPMG Samjong Accounting Corp.	U.S. PCAOB standard audit of consolidated financial statements and internal control over financial reporting (for FY2024)	KRW 2,015 million
2023	KPMG Samjong Accounting Corp.	U.S. PCAOB standard audit of consolidated financial statements and internal control over financial reporting (for FY2023)	KRW 1,891 million
2022	Samil PricewaterhouseCoopers	U.S. PCAOB standard audit of consolidated financial statements and internal control over financial reporting (for FY2022)	KRW 2,240 million

Note 1)	Fee excludes VAT

d.	Non-Audit Services

Term	Date of Execution of Agreement	Description of Service	Service Term	Fees
2024	March 31, 2024	Tax adjustment (including review relating to application of consolidated tax)	April 1, 2024 ~ June 2, 2025	KRW 68 million
2023	March 31, 2023	Tax adjustment (including review relating to application of consolidated tax)	April 1, 2023 ~ May 31, 2024	KRW 64 million
2022	March 30, 2022	Tax adjustment (including review relating to application of consolidated tax)	April 1, 2022 ~ May 31, 2023	KRW 64 million

Note 1)	Fee excludes VAT

V.	Corporate Governance

1.	About the Board of Directors

a.	Composition of the Board of Directors

As of December 31, 2024, our board of directors consisted of eight directors in total, including seven independent directors and one standing director.

On March 22, 2024, at the annual general meeting of shareholders, five independent directors were appointed.

- New independent directors (2): Eun-Ju Lee, Sunyoung Park / Reappointed independent directors (3): Chan-Hyoung Chung, In-Sub Yoon, Yo-Hwan Shin

On March 22, 2024, one (1) independent director completed her term: Soo-Young Song

The board of directors operates a total of six standing committees: Audit Committee, Risk Management Committee, Compensation Committee, Committee for Recommending Executive Officer Candidates, Committee for Recommending Subsidiary Representative Director Candidates, ESG Management Committee.

At the 4th Extraordinary Board Meeting held on March 22, 2024, the independent director Chan-Hyoung Chung was appointed as the Chairman of the Board. Having served for more than five years since our establishment, he possesses a deep understanding of our organizational culture and management issues. Throughout his tenure as Chairman of the Audit Committee (January 11, 2019 – March 24, 2023) and Chairman of the Board (since March 24, 2023), he has demonstrated strong leadership and shown that he possesses a responsible approach to his duties.

As a former CEO with hands-on experience in the financial industry, he is expected to contribute significantly to our development by offering practical and well-balanced insights. In recognition of his expertise and leadership, he was reappointed as Chairman of the Board of Woori Financial Group with the unanimous consent of all board members. The Chairman of the Board does not concurrently hold the position of CEO.

b.	Committees under the Board of Directors

We currently have the following committees serving under the board of directors:

(a)	Audit Committee

(b)	Risk Management Committee

(c)	Compensation Committee

(d)	Committee for Recommending Executive Officer Candidates

(e)	Committee for Recommending Subsidiary Representative Director Candidates

(f)	ESG Management Committee

(As of December 31, 2024)

Name of Committee	Composition	Names of Members
Audit Committee	Four independent directors	(Chair) Su-Young Yun (independent director) Chan-Hyoung Chung (independent director) Yo-Hwan Shin (independent director) Sung-Bae Ji (independent director)

Risk Management Committee	Three independent directors	(Chair) In-Sub Yoon (independent director) Eun-Ju Lee (independent director) Sunyoung Park (independent director)

Compensation Committee	Four independent directors	(Chair) Yo-Hwan Shin (independent director) In-Sub Yoon (independent director) Chan-Hyoung Chung (independent director) Su-Young Yun (independent director)

Committee for Recommending Executive Officer Candidates	Seven independent directors

(Chair) Sung-Bae Ji (independent director)

In-Sub Yoon (independent director)

Chan-Hyoung Chung (independent director)

Su-Young Yun (independent director)

Yo-Hwan Shin (independent director)

Eun-Ju Lee (independent director)

Sunyoung Park (independent director)

Name of Committee	Composition	Names of Members
Committee for Recommending Subsidiary Representative Director Candidates	Seven independent directors One standing director

(Chair) Jong-Yong Yim (standing director)

In-Sub Yoon (independent director)

Chan-Hyoung Chung (independent director)

Su-Young Yun (independent director)

Yo-Hwan Shin (independent director)

Sung-Bae Ji (independent director)

Eun-Ju Lee (independent director)

Sunyoung Park (independent director)

ESG Management Committee	Seven independent directors One standing director

(Chair) Eun-Ju Lee (independent director)

In-Sub Yoon (independent director)

Chan-Hyoung Chung (independent director)

Su-Young Yun (independent director)

Yo-Hwan Shin (independent director)

Sung-Bae Ji (independent director)

Sunyoung Park (independent director)

Jong-Yong Yim (standing director)

2.	Shareholders’ Meetings

a.	Voting Rights

(unit: shares, as of Dec. 31, 2024)

Items		Number of shares	Notes
Number of issued shares	Common Shares	742,591,501	—
	Preferred Shares	—	—
Number of shares without voting rights	Common Shares	3,082,276	Note 1)
	Preferred Shares	—	—
Number of shares for which voting rights are excluded pursuant to the articles of incorporation	Common Shares	—	—
	Preferred Shares	—	—
Number of shares for which voting rights are limited by law	Common Shares	—	—
	Preferred Shares	—	—
Number of shares for which voting rights have been restored	Common Shares	—	—
	Preferred Shares	—	—
Number of shares for which voting rights may be exercised	Common Shares	739,509,225	—
	Preferred Shares	—	—

Note 1)	Treasury shares acquired from the issuance of fractional shares and shares in mutual ownership (pursuant to Article 369 of the Commercial Code)

b.	Summary of the Minutes of Shareholders’ Meetings

	Agenda	Result
Extraordinary General Meeting of Shareholder in 2022 (January 27, 2022)	1. Appointment of directors (2 independent directors) - 1-1 Candidate for independent director : In-Sub Yoon - 1-2 Candidate for independent director : Yo-Hwan Shin	Approved as submitted
Annual General Meeting of Shareholders for FY2021 (March 25, 2022)	1. Approval of financial statements for the fiscal year 2021	Approved as submitted
	2. Approval of amendments to the Articles of Incorporation	Approved as submitted

3. Appointment of directors (4 independent directors, 1 non-standing director)

- 3-1 Candidate for independent director : Soo-Young Song

- 3-2 Candidate for independent director : Sung-Tae Ro

- 3-3 Candidate for independent director : Sang-Yong Park

- 3-4 Candidate for independent director : Dong-Woo Chang

- 3-5 Candidate for non-standing director : Won-Duk Lee

Approved as submitted
	4. Appointment of independent director who will serve as an Audit Committee Member - Candidate for independent director who will serve as an Audit Committee Member : Chan-Hyoung Chung	Approved as submitted

5. Appointment of Audit Committee Members who are independent directors

- 5-1 Candidate for Audit Committee Member who is an independent director : Sung-Tae Ro

- 5-2 Candidate for Audit Committee Member who is an independent director : Dong-Woo Chang

Approved as submitted
	6. Approval of the maximum limit on directors’ compensation	Approved as submitted
Annual General Meeting of Shareholders for FY2022 (March 24, 2023)	1. Approval of financial statements for the fiscal year 2022 (Jan. 1, 2022 – Dec. 31, 2022)	Approved as submitted
	2. Approval of amendments to the Articles of Incorporation	Approved as submitted

3. Election of directors (2 independent directors, 1 standing director)

- 3-1 Candidate for independent director : Chan-Hyoung Chung

- 3-2 Candidate for independent director : Su-Young Yun

- 3-3 Candidate for standing director : Jong-Yong Yim

Approved as submitted

	4. Election of independent director who will serve as an Audit Committee Member - Candidate for independent director who will serve as an Audit Committee Member : Sung-Bae Ji	Approved as submitted

5. Election of Audit Committee Members who are independent directors

- 5-1 Candidate for Audit Committee Member who is an Independent director :

Chan-Hyoung Chung

- 5-2 Candidate for Audit Committee Member who is an Independent director :

Su-Young Yun

- 5-3 Candidate for Audit Committee Member who is an Independent director :

Yo-Hwan Shin

Approved as submitted
	6. Approval of maximum limit on directors’ compensation	Approved as submitted
Annual General Meeting of Shareholders for FY2023 (March 22, 2024)	1. Approval of separate financial statements (including statements of appropriations of retained earnings) and consolidated financial statements for the fiscal year 2023 (Jan. 1, 2023 – Dec. 31, 2023)	Approved as submitted

2. Election of directors (5 independent directors)

- 2-1 Candidate for independent director : Chan-Hyoung Chung

- 2-2 Candidate for independent director : In-Sub Yoon

- 2-3 Candidate for independent director : Yo-Hwan Shin

- 2-4 Candidate for independent director : Eun-Ju Lee

- 2-5 Candidate for independent director : Sunyoung Park

Approved as submitted

3. Election of Audit Committee members who are independent directors (2 directors)

- 3-1 Candidate for Audit Committee member who is an independent director : Chan-Hyoung Chung

- 3-2 Candidate for Audit Committee member who is an independent director : Yo-Hwan Shin

Approved as submitted
	4. Approval of the maximum limit on directors’ compensation	Approved as submitted

VI.	Shareholder Information

1.	Share Distribution

a.	Share Information of the Largest Shareholder and Specially Related Parties

As of December 31, 2024	(units: shares, %)

			Shares Held
			Beginning balance		Ending balance
Name	Relation	Type	Number	Share	Number	Share	Notes
Employee Stock Ownership Association of Woori Financial Group	The largest shareholder	Common	43,990,091	5.85	44,474,301	5.99	—
Employee Stock Ownership Association of Woori Bank	The related party of the largest shareholder	Common	25,040,007	3.33	19,106,955	2.57	—
Total		Common	69,030,098	9.18	63,581,256	8.56	—
		Others	—	—	—	—	—

b.	Changes in the largest shareholder

As of December 31, 2024	(units: shares, %)

Change of Date	Largest Shareholder	Number Held	Share	Notes
December 9, 2021	Employee Stock Ownership Association of Woori Financial Group and others 1	71,346,178	9.80	Bought 1.00% of the KDIC’s remaining shares of Woori Financial Group (8.80% share already held) Note 1)

Note 1)	Refer to the prior disclosure on the Form 6-K on December 10, 2021, Changes in the Largest Shareholder

c.	Share Ownership of More Than 5%

As of December 31, 2024	(units: shares, %)

	Name	Shares		Notes
		No. of shares	Percentage of shareholding
Share ownership of more than 5%	National Pension Service	50,739,207	6.83	—
	Blackrock Fund Advisors	45,100,755	6.07	Note 1)
Employee Stock Ownership Association		63,581,256	8.56	Note 2)

Note 1)	Based on the report on the status of large-scale stock holdings dated June 10, 2024
Note 2)	Total shares of the employee stock ownership association of Woori Financial Group and Woori Bank

2.	Stock Price and Stock Market Performance

a.	Domestic Stock Market

(units: Won, shares)

Period		July 2024	August 2024	September 2024	October 2024	November 2024	December 2024
Common Shares	High	16,330	16,600	16,290	17,080	16,850	17,200
	Low	14,400	13,980	14,920	15,430	15,750	15,240
	Average	14,957	15,536	15,740	16,207	16,305	15,833
Monthly Trade Volume	High	15,407,636	8,090,921	4,428,707	6,610,894	3,639,479	6,347,927
	Low	964,591	1,616,728	1,441,429	1,125,786	1,022,550	827,121
	Monthly Total	74,798,249	62,519,122	41,290,813	49,818,821	41,402,544	53,710,108

Note 1)	Source: KRX KOSPI Market
Note 2)	Share prices are based on closing prices.

b.	Foreign Stock Market (NYSE)

(units: US Dollars, Won, ADSs)

Period		July 2024	August 2024	September 2024	October 2024	November 2024	December 2024
ADS	High	36.08	37.84	37.44	37.04	35.99	35.86
	Low	31.41	31.56	34.10	33.66	33.93	31.21
	Average	32.94	34.87	35.77	35.67	34.80	32.84
Won Conversion	High	50,000	50,660	49,690	50,223	50,278	50,251
	Low	43,324	43,414	45,660	46,447	47,461	45,957
	Average	45,567	47,224	47,747	48,552	48,492	47,105
Monthly Trade Volume	High	153,117	120,019	162,601	175,159	86,416	162,590
	Low	25,615	27,026	38,249	29,861	28,686	20,273
	Monthly Total	1,903,602	1,428,665	1,458,025	1,584,048	1,052,599	1,498,225

Note 1)	Source: standard trading rate (daily and monthly average) (Seoul Money Brokerage, www.smbs.biz)
Note 2)	One ADS represents three common shares.
Note 3)	Share prices are based on closing prices.

VII.	Directors and Employee Information

1.	Directors and Executives

As of March 17, 2025

Position		Name	Common Shares Owned	Term Commencement Date	Expiration of Term
Chief Executive Officer	Registered	Jong-Yong Yim	10,000	March 24, 2023 ~	Note 1)
Independent Director	Registered	In-Sub Yoon	—	January 27, 2022 ~	Note 2)
Independent Director	Registered	Chan-Hyoung Chung	10,532	January 11, 2019 ~	Note 2)
Independent Director	Registered	Su-Young Yun	2,411	March 24, 2023~	Note 2)
Independent Director	Registered	Yo-Hwan Shin	—	January 27, 2022 ~	Note 2)
Independent Director	Registered	Sung-Bae Ji	—	March 24, 2023~	Note 2)
Independent Director	Registered	Eun-Ju Lee	—	March 28, 2024 ~	Note 1)
Independent Director	Registered	Sunyoung Park	—	March 26, 2024 ~	Note 1)
Deputy President	Non-Registered	Sung-Wook Lee	16,000	February 25, 2022~	~ December 31, 2025
Deputy President	Non-Registered	Il-Jin Ouk	4,000	December 8, 2023 ~	~ November 30, 2025
Deputy President	Non-Registered	Jang-Keun Park	2,000	December 8, 2023 ~	~ March 6, 2027
Deputy President	Non-Registered	Jung-Soo Lee	6,890	December 8, 2023 ~	~ December 31, 2025
Deputy President	Non-Registered	Chan-Ho Jeong	7,492	December 8, 2023 ~	~ November 30, 2025
Deputy President	Non-Registered	Kyu-Hwang Jeong	11,741	December 8, 2023 ~	~ July 4, 2026
Deputy President	Non-Registered	Hyeon Gi Jeon	948	December 16, 2024 ~	~ December 31, 2026
Managing Director	Non-Registered	Jung Sup Lee	—	December 16, 2024 ~	~ December 31, 2026
Managing Director	Non-Registered	Je Seong Park	5,250	December 16, 2024 ~	~ December 31, 2026

Note 1)	The terms of Standing Director Jong-Yong Yim and Independent Directors Eun-Ju Lee and Sunyoung Park : Until the end of the annual general meeting of shareholders for FY2025.
Note 2)	The terms of Independent Directors In-Sub Yoon, Chan-Hyoung Chung, Su-Young Yun, Yo-Hwan Shin, Sung-Bae Ji: Until the end of the annual general meeting of shareholders for FY2024.
Note 3)	Term commencement date: date of inauguration for registered officers or directors / date of appointment for non-registered officers or directors
Note 4)	Common shares owned are as of the date of submission of this report, and those owned by executives exclude shares owned through the Employee Stock Ownership Association.

2.	Employee Status

As of December 31, 2024	(units: persons, millions of Won)

	Number of Employees					Average Tenure		Total Compensation	Average Compensation Per Person	Note
	Regular		Contract		Total
	Total	(Short time worker)	Total	(Short time worker)
Total	70	—	37	—	107	3 years 3 months (14 years 10 months	)	18,851	174	—

Note 1)	Average tenure: term in ( ) includes tenure at affiliated companies
Note 2)	Contract employees include non-registered executives

3.	Directors’ Compensation

As of December 31, 2024	(units: persons, millions of Won)

Items	Number of Persons	Total Compensation	Average Compensation Per Director	Note
Registered Directors (excludes independent directors and audit committee members)	1	1,144	1,144	—
Independent Directors (excludes audit committee members)	3	241	88	—
Audit Committee Members	4	278	70	—
Auditor	—	—	—	—

Note 1)	Number of Persons is as of December 31, 2024
Note 2)	Total Compensation is the amount paid from January to December 2024
Note 3)	Average compensation per director was calculated by dividing the total compensation by the average number of persons
Note 4)	Registered directors and audit committee members include uncompensated directors
Note 5)	Only the compensation amount paid by Woori Financial Group is included for the executives concurrently employed by Woori Bank

VIII.	Internal Controls

1.	Management’s Assessment of the Effectiveness of the Internal Accounting Management System

Term	Date of Report	Assessment	Material Deficiencies	Corrective Action Plans
2024	February 28, 2025	In terms of overall materiality, the internal accounting management system is under effective design and operation.	—	—
2023	February 29, 2024	In terms of overall materiality, the internal accounting management system is under effective design and operation.	—	—
2022	March 3, 2023	In terms of overall materiality, the internal accounting management system is under effective design and operation.	—	—

2.	Audit Committee’s Assessment of the Effectiveness of the Internal Accounting Management System

Term	Date of Report	Assessment	Material Deficiencies	Corrective Action Plans
2024	February 28, 2025	In terms of overall materiality, the internal accounting management system is under effective design and operation.	—	—
2023	February 29, 2024	In terms of overall materiality, the internal accounting management system is under effective design and operation.	—	—
2022	March 3, 2023	In terms of overall materiality, the internal accounting management system is under effective design and operation.	—	—

3.	External Auditor’s Audit Opinion (Review Report) on the Effectiveness of the Internal Accounting Management System

Term	Auditor	Audit or Review	Opinion Type	Issues	Company’s Response Actions
2024	KPMG Samjong Accounting Corp.	Audit	Unqualified	—	—
2023	KPMG Samjong Accounting Corp.	Audit	Unqualified	—	—
2022	Samil PricewaterhouseCoopers	Audit	Unqualified	—	—

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: March 18, 2025	By:	/s/ Sung-Wook Lee
(Signature)

Name: Sung-Wook Lee
Title: Deputy President